FORM C Electronic Signature on Behalf of Digital Direct IR.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Digital Direct IR.

TIN: 13 - 3995288 New York

_____

Fiscal Year End (mm/dd) 12/ 31

By: _____

Signature Peter Neil Kaufman

~~CEO~~   President, CTO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Howard Carpenter _____

Print Name

Principal, Co-Founder

_____ Howard Carpenter _____

Signature

September 6, 2017 _____

Date

Certification of a majority of the Board of Directors:

Peter Neil Kaufman President, CTO
Print Name

_____
Signature

_____September 6, 2017_____
Date

Howard Carpenter
Principal, Co-Founder
_____
Print Name

_____
Signature

_____September 6, 2017_____
Date

- - - - -   _____
_____
Print Name

_____
Signature

_____
Date

- - - - -
_____
Print Name

_____
Signature

_____
Date